As filed with the Securities and Exchange Commission on May 1, 2017

Registration No. 333-204811

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

SPECIAL FINANCIAL REPORT PURSUANT TO RULE 15d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended on December 31, 2016

BOXLIGHT CORPORATION

(Exact name of registrant as specified in its charter)

Nevada	8211	46-4116523
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

BOXLIGHT CORPORATION

1045 Progress Circle

Lawrenceville, Georgia 30043

Phone: (687) 367-0809

(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)

Securities registered pursuant to Section 12 (b) of the Act: None

Securities registered pursuant to Section 12 (g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [  ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [  ] No [X[

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [  ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulations S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [X] No [  ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	[ ]	Accelerated filer	[ ]

Non-accelerated filer	[ ]	Smaller reporting company	[X]

Indicate by check mark if the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [  ] No [X]

The number of shares outstanding of the registrant’s common stock on April 28, 2017 was 4,621,687.

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EXPLANATORY NOTE

On January 30, 2017, the registration statement of Boxlight Corporation, filed on Form S-1 (Commission File No. 333-204811) (the “Form S-1 Registration Statements”) relating to the sale of 1,000,000 shares of Class A common stock, was declared effective by the Securities and Exchange Commission (the “SEC”). A detailed description of the offering is included in the Form S-1 Registration Statement.

Rule 15d-2 (“Rule 15d-2) under the Securities Exchange Act of 1934, as amended, provides generally that if a company files a registration statement under the Securities Act of 1933, as amended, which does not contain certified financial statements for the company’s last full fiscal year (or for the life of the company if less than a full fiscal year), then the company must, within 90 days after the effective date of the registration statement, file a special report furnishing certified financial statements for the last full fiscal year or other period as the case may be. Rule 15d-2 further provides that the special financial report is to be filed under cover of the facing sheet of the form appropriate for annual reports of the company.

Our Form S-1 Registration Statement did not contain the certified financial statements for the year ended December 31, 2016; therefore, as required by Rule 15d-2, we are hereby filing such certified financial statements with the SEC under cover of the facing page of an annual report on Form 10-K.

3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Boxlight Corporation

(formerly known as Logical Choice Corporation)

Atlanta, Georgia

We have audited the accompanying consolidated balance sheets of Boxlight Corporation as of December 31, 2016 and 2015 and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity (deficit), and cash flows for each the years then ended. Boxlight Corporation’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated balance sheets of Boxlight Corporation as of December 31, 2016 and 2015 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Boxlight Corporation will continue as a going concern. As discussed in Note 2 to the financial statements, Boxlight Corporation has suffered recurring losses from operations, has a net capital deficit and is in default on the payment of certain debt obligation. These factors raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We previously audited and reported on the consolidated balance sheet of Boxlight Corporation as of December 31, 2015 and the related statements of operations, changes in stockholders’ deficit and cash flows for the year then ended and on the statement of financial position of Genesis Collaboration, LLC as of December 31, 2015 and the related statements of operations, changes in members’ deficit and cash flows for the year then ended prior to their restatement for the 2015 reorganization of entities under common control. The contribution of Boxlight Corporation and Genesis Collaboration, LLC to total assets as of December 31, 2015, and for revenues and net loss for the year then ended represented 9%, 45% and 81% of the respective restated totals. Separate financial statements of Mimio LLC included in the restated consolidated balance sheet as of December 31, 2015 and in the related statement of operations and cash flows for the two months ended December 31, 2015 were audited and reported on separately by other auditors. We audited the combination of the accompanying consolidated balance sheet as of December 31, 2015 and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity (deficit) and cash flows for the year then ended, after restatement for the reorganization of entities under common control, which is similar to a pooling of interests and, in our opinion, such consolidated statements have been properly combined on the basis described in Note 3 of notes to consolidated financial statements.

/s/ GBH CPAs, PC

GBH CPAs, PC

www.gbhcpas.com

Houston, Texas

April 27, 2017

4

Boxlight Corporation

(formerly known as Logical Choice Corporation)

Consolidated Balance Sheets

As of December 31, 2016 and December 31, 2015

	December 31, 2016	December 31, 2015*
ASSETS
Current asset:
Cash and cash equivalents	$456,502	$994,103
Accounts receivable – trade, net of allowances	2,943,954	1,131,648
Inventories, net of reserve	4,164,116	3,549,778
Prepaid expenses and other current assets	447,036	327,447
Total current assets	8,011,608	6,002,976

Property and equipment, net of accumulated depreciation	60,040	-
Intangible assets, net of accumulated amortization	6,833,477	179,722
Goodwill	4,181,991	44,931
Other assets	33,262	10,507
Total assets	$19,120,378	$6,238,136

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued expenses	$4,453,893	$4,554,233
Accounts payable and accrued expenses – related parties	3,754,050	616,836
Short-term debt	2,791,582	97,393
Short-term debt – related parties	876,550	822,679
Convertible notes payable – related parties	50,000	95,000
Deferred revenues – short-term	495,603	-
Other short-term liabilities	251,537	10,688
Total current liabilities	12,673,215	6,196,829

Long-term convertible note payable – related parties	4,060,785	-
Deferred revenues – long-term	272,123	-

Total liabilities	17,006,123	6,196,829

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $0.0001 par value, 50,000,000 shares authorized, 1,270,000 and 0 shares issued and outstanding, respectively	127	-
Common stock, $0.0001 par value, 200,000,000 shares authorized; 4,621,687 and 4,183,030 Class A shares issued and outstanding, respectively	461	418
Additional paid-in capital	7,615,732	3,469,703
Subscriptions receivable	(325)	(1,975)
Accumulated deficit	(5,488,822)	(3,426,839)
Other comprehensive loss	(12,918)	-
Total stockholders’ equity	2,114,255	41,307

Total liabilities and stockholders’ equity	$19,120,378	$6,238,136

* Financial information has been retrospectively adjusted for the acquisitions of Mimio and Genesis.

See accompanying notes to the financial statements.

5

Boxlight Corporation

(formerly known as Logical Choice Corporation)

Consolidated Statements of Operations and Comprehensive Loss

For the Years Ended December 31, 2016 and 2015

	2016*	2015*

Revenues	$20,371,826	$3,377,280
Cost of revenues	12,959,749	2,276,993
Gross profit	7,412,077	1,100,287

Operating expense:
General and administrative expenses	7,689,898	2,942,061
Research and development	1,008,433	208,161
Total operating expense	8,698,331	3,150,222

Loss from operations	(1,286,254)	(2,049,935)

Other income (expense):
Interest expense, net	(818,234)	(98,509)
Other income (expense), net	42,505	(110,670)
Total other income (expense)	(775,729)	(209,179)

Net loss	$(2,061,983)	$(2,259,114)

Comprehensive loss:
Net loss	$(2,061,983)	$(2,259,114)
Other comprehensive loss:
Foreign currency translation loss	(12,918)	-
Total comprehensive loss	$(2,074,901)	$(2,259,114)

Net loss per common share – basic and diluted	$(0.48)	$(0.55)
Weighted average number of common shares outstanding – basic and diluted	4,299,315	4,083,645

* Financial information has been retrospectively adjusted for the acquisitions of Mimio and Genesis.
See accompanying notes to the financial statements

6

Boxlight Corporation

(formerly known as Logical Choice Corporation)

Consolidated Statements of Changes in Stockholders’ Equity (Deficit)

For the Years Ended December 31, 2016 and 2015

	Series B		Series C		Class A		Additional		Other
	Preferred Stock		Preferred Stock		Common Stock		Paid-in	Subscription	Comprehensive	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital*	Receivable*	Loss	Deficit*	Total

Balance, December 31, 2014	-	$-	-	$-	4,079,681	$408	$44,648	$(2,560)	-	$(1,167,725)	$(1,125,229)

Collection of subscriptions receivable	-	-	-	-	-	-	-	585	-	-	585
Issuance of common stock for consulting services	-	-	-	-	103,349	10	55	-	-	-	65
Acquisition of Mimio by Mim Holdings, an entity under common control	-	-	-	-	-	-	3,425,000	-	-	-	3,425,000
Net loss	-	-	-	-	-	-	-	-	-	(2,259,114)	(2,259,114)

Balance, December 31, 2015	-	-	-	-	4,183,030	418	3,469,703	(1,975)	-	(3,426,839)	41,307

Collection of subscriptions receivable	-	-	-	-	-	-	-	1,750	-	-	1,750
Issuance of common stock for cash to K-Laser	-	-	-	-	178,572	18	999,985	-	-	-	1,000,003
Settlement of accounts payable and debt	-	-	-	-	208,206	20	236,809	-	-	-	236,829
Forgiveness of related party debt	-	-	-	-	-	-	222,370	-	-	-	222,370
Issuances of common stock for cash	-	-	-	-	51,879	5	218,999	(100)	-	-	218,904
Acquisition of Boxlight Group	-	-	270,000	27	-	-	8,243,270	-	-	-	8,243,297
Distribution to Vert Capital	-	-	-	-	-	-	(814,625)	-	-	-	(814,625)
Assumption of debt for Mimio acquisition	-	-	-	-	-	-	(3,425,000)	-	-	-	(3,425,000)
Additional consideration given to Mim Holdings for Mimio acquisition	-	-	-	-	-	-	(2,000,000)	-	-	-	(2,000,000)
Acquisition of Genesis	1,000,000	100	-	-	-	-	(100)	-	-	-	-
Stock compensation	-	-	-	-	-	-	464,321	-	-	-	464,321
Foreign currency translation loss	-	-	-	-	-	-	-	-	(12,918)	-	(12,918)
Net loss	-	-	-	-	-	-	-	-	-	(2,061,983)	(2,061,983)

Balance, December 31, 2016	1,000,000	$100	270,000	$27	4,621,687	$461	7,615,732	(325)	(12,918)	(5,488,822)	2,114,255

* Financial information has been retrospectively adjusted for the acquisitions of Mimio and Genesis.

See accompanying notes to the financial statements

7

Boxlight Corporation

(formerly known as Logical Choice Corporation)

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2016 and 2015

	2016*	2015*

Cash flows from operating activities:
Net loss	$(2,061,983)	$(2,259,114)
Adjustments to reconcile net loss to net cash provided by operating activities:
Bad debt expense	425,155	5,577
Change in allowance for sales returns	53,031	-
Change in inventory reserve	13,610	-
Stock compensation expense	464,321	65
Depreciation and amortization	353,386	-
Amortization of debt discount	17,607	7,393
Debt extension fees through increased principal for Skyview Note	350,000	-
Changes in operating assets and liabilities:
Accounts receivable – trade	(909,466)	1,515,324
Accounts receivable – related party	-	(8,335)
Inventories	2,654,058	283,872
Prepaid expenses and other current assets	324,807	172,365
Accounts payable and accrued expenses	(8,621)	31,072
Accounts payable and accrued expenses – related parties	637,681	492,011
Deferred revenues	4,358	-
Other short-term liabilities	(8,346)	(24,661)
Accrued interest on long-term debt – related parties	60,785	-
Net cash provided by operating activities	2,370,383	215,569

Cash flows from investing activities:
Cash acquired through the acquisition of Boxlight Group and Mimio	357,573	8,373
Proceeds from sale of property and equipment and other assets	9,033	-
Net cash provided by investing activities	366,606	8,373

Cash flows from financing activities:
Proceeds from short-term debt	6,701,590	90,000
Proceeds from short-term debt – related parties	239,000	515,000
Proceeds from convertible note payable – related party	-	95,000
Proceeds from factoring of accounts receivable with recourse	-	49,582
Principal payments on short-term debt	(10,580,414)	-
Principal payments on convertible debt – related party	(60,000)	-
Principal payments on short-term debt – related parties	-	(12,397)
Proceeds from subscriptions receivable	1,750	585
Distributions to the member of Mimio	(814,625)	-
Proceeds from issuance of common stock	1,218,907	-
Net cash (used in) provided by financing activities	(3,293,792)	737,770

Effect of currency exchange rates	19,202	-

Net decrease in cash and cash equivalents	(537,601)	961,712

Cash and cash equivalents, beginning of the year	994,103	32,391

Cash and cash equivalents, end of the year	$456,502	$994,103

Supplemental cash flows disclosures:
Cash paid for interest	$748,261	$-
Cash paid for income taxes	$-	$-

Non-cash investing and financing activities:
Increase (Decrease) in additional paid-in capital due to the acquisitions of Mimio and Genesis under common control	$(5,425,100)	$3,425,000
Intangibles and goodwill acquired through acquisitions of Mimio and Boxlight Group	$10,887,060	$224,653
Issuance of note payable and long-term convertible note payable to acquire Mimio	$5,425,000	$-
Issuance of Series B Preferred Stock for the acquisition of Genesis	$100	$-
Issuance of Series C Preferred Stock for the acquisition of Boxlight Group	$8,243,297	$-
Issuance of note payable to settle accounts payable	$2,547,538	$-
Forgiveness of short-term debt – related parties	$222,370	$-
Settlement of short-term debt through issuance of common stock	$115,919	$-
Settlement of accounts payable through issuance of common stock	$120,910	$-

* Financial information has been retrospectively adjusted for the acquisition of Genesis.

See accompanying notes to the financial statements.

8

Boxlight Corporation

(formerly known as Logical Choice Corporation)

Notes to Consolidated Financial Statements

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

Boxlight Corporation (formerly known as Logical Choice Corporation) (the “Company” or “Boxlight Parent”) was incorporated in the State of Nevada on September 18, 2014 with its headquarters in Atlanta, Georgia for the purpose of becoming a technology company that sells interactive educational products.

Boxlight, Inc., Boxlight Latinoamerica, S.A. DE C.V. (“BLA”) and Boxlight Latinoamerica Servicios, S.A. DE C.V. (“BLS”) (together, “Boxlight Group”) were incorporated on July 11, 2009, October 17, 2002 and October 17, 2002, respectively. The Boxlight Group is involved principally in the distribution of interactive projectors and integrated solutions that enhance learning and enable people to collaborate with each other in innovative and effective ways. In June 2016, Boxlight Group engaged legal counsel in Mexico to start the process of closing the operations of BLA and BLS. BLA and BLS have been merged into Boxlight, Inc. in July 2016. Boxlight Group was wholly owned by Everest Display Inc., a manufacturing company in Taiwan. In May 2016, Everest Display Inc. agreed to sell all of its ownership in Boxlight Group to the Company. On July 18, 2016, the Company acquired Boxlight Group.

Mimio LLC (“Mimio”) was formed in Delaware on July 1, 2013. Mimio designs, develops and sells interactive classroom technology products, of which Mimio owns most of the design and performance patents, and which are manufactured by a contract manufacturer (“CM”) in Shenzhen, China. Mimio also purchases and sells other non-proprietary products such as classroom projectors and flat panel displays as an original equipment manufacturer (“OEM”) from manufacturers in China and Taiwan. The primary market for Mimio’s products is classrooms K-12. All of the products are integrated in the classroom through Mimio’s award winning operating software “Mimio Studio.” Mimio’s products are distributed globally through a network of value added resellers (“VARs”) in the U.S. and Canada, and through master distributors in the rest of the world. On November 4, 2015, Mimio was acquired by Mim Holdings, Inc. (“Mim Holdings”), a Delaware corporation wholly-owned by Marlborough Trust. Marlborough Trust was established for the benefit of members of the families of affiliates of VC2 Partners, LLC (“VC2 Partners”). VC2 Partners and Mim Holdings are affiliates of Vert Capital. On April 1, 2016, Boxlight Parent acquired 100% of the membership interests in Mimio from Mim Holdings.

Genesis Collaboration, LLC (“Genesis”) was formed as a limited liability company in September 2011 in Atlanta, Georgia, to provide solutions that enhance interactive learning in the business, government, and education markets. Genesis is a technology provider that facilitates effective communication in schools, training facilities and workplaces around the world. Genesis offers a wide range of integrated products that change the way individuals collaborate and learn. In the classroom, Genesis offers a wide range of integrated interactive solutions that transform the way teachers deliver lessons and assess progress. Genesis’ products include interactive whiteboard systems, interactive tables, interactive and standard projectors, audio systems, data loggers, software, assessment and student response systems. On October 31, 2013, Vert Capital’s subsidiary acquired all of the outstanding membership interests of Genesis. On May 12, 2016, the Company acquired Genesis from Vert Capital.

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BASIS OF PRESENTATION AND PRINCIPLE OF CONSOLIDATION

Acquisitions from Vert Capital and Mim Holdings are considered common control transactions. When businesses are acquired from Vert Capital and Mim Holdings that will be consolidated by us, they are accounted for as if the transfer had occurred at the beginning of the period of transfer, with prior periods retrospectively adjusted to furnish comparative information. The acquisitions of Mimio and Genesis were transfers of businesses between entities under common control. Accordingly, the accompanying financial statements and related notes have been retrospectively adjusted to include the historical results and financial position of the acquired entities prior to the effective dates of such acquisitions. The information prior to the Company’s incorporation on September 18, 2014 represents the historical results of Genesis as Genesis was first controlled by Vert Capital and determined to be our predecessor entity for accounting purposes. The financial information for Mimio has been included in the Company’s consolidated financial statements beginning on November 4, 2015 when Mimio was acquired by Mim Holdings. Boxlight Group was acquired by the Company on July 18, 2016. The acquisition of Boxlight Group was accounted for under the acquisition method of accounting. See Note 3— Acquisitions, for additional information.

The accompanying consolidated financial statements include the accounts of Boxlight Corporation, Boxlight Group, Mimio and Genesis. Transactions and balances among Boxlight Corporation, Boxlight Group, Mimio and Genesis have been eliminated. The assets and liabilities of Mimio and Genesis in these financial statements have been reflected on a historical cost basis because the transfers of Mimio and Genesis to the Company are considered common control transactions. When the Company acquired Mimio and Genesis, the Company, Mimio and Genesis were under direct or indirect control of Vert Capital. The accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”)

RECLASSIFICATION

Certain prior year amounts have been reclassified for consistency with the current period presentation. Except for the effect of retroactively including the financial position and results of operations of Mimio and Genesis. These reclassifications had no effect on the reported results of operations.

ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

FOREIGN CURRENCIES

The Company’s functional currency is the U.S. Dollar. BLA and BLS’s functional currency is the Mexican Peso. The Company translates their financial statements from their functional currencies into the U.S. dollar.

An entity’s functional currency is the currency of the primary economic environment in which it operates and is generally the currency in which the business generates and expends cash. BLA and BLS, whose functional currency is the Mexican Peso, translate their assets and liabilities into U.S. dollars at the exchange rates in effect as of the balance sheet date. Revenues and expenses are translated into U.S. dollars at the average exchange rates for the year. Translation adjustments are included in accumulated other comprehensive income (loss), a separate component of equity (deficit). Foreign exchange gains and losses included in net income result from foreign exchange fluctuations on transactions denominated in a currency other than an entity’s functional currency.

Acquisition OF BOXLIGHT GROUP

The financial statements include the operations of Boxlight Group after the completion of the acquisition on July 18, 2016. We accounted for the acquisition of Boxlight Group using the acquisition method of accounting, which requires, among other things, that most assets acquired and liabilities assumed be recognized at their estimated fair values as of the acquisition date on the balance sheet. Transaction costs are expensed as incurred. Any excess of the consideration transferred over the assigned values of the net assets acquired is recorded as goodwill. The estimated fair values of assets acquired and liabilities assumed were determined based on management’s best estimates. Preliminary estimated fair values are subject to measurement period adjustments which represent updates made to the preliminary purchase price allocation based on revisions to valuation estimates in the interim period subsequent to the acquisition and initial accounting date up until the purchase price allocation is finalized which cannot be any later than one year from the acquisition date.

10

Common control transactions

Businesses acquired from Vert Capital are accounted for as common control transactions whereby the net assets (liabilities) acquired (assumed) are combined with the Company’s at their historical carrying value. Any difference between carrying value and recognized consideration is treated as a capital transaction. Cash received from the acquired entities is presented as an investing activity in our consolidated statement of cash flows.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents. These investments are carried at cost, which approximates fair value. The Company maintains cash balances at financial institutions which, from time to time, may exceed Federal Deposit Insurance Corporation insured limits of $250,000 for banks located in the U.S. The Company has not experienced any losses with regard to its bank accounts and believes it is not exposed to any rick of loss on its cash bank accounts.

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

Accounts receivable are stated at historical carrying amounts, net of write-offs and allowance for doubtful accounts. Allowance for doubtful accounts represents management’s estimate of the amount that ultimately will be realized in cash. The Company reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical payment trends, the age of receivables and knowledge of the individual customers. When the analysis indicates, management increases or decreases the allowance accordingly. However, if the financial condition of our customers were to deteriorate, additional allowances might be required.

INVENTORIES

Inventories are stated at the lower of cost or net realizable value and included spare parts and finished goods. Inventories are primarily determined using specific identification method and the first-in, first-out (“FIFO”) cost method. Cost includes direct cost from the CM or OEM, plus material overhead related to the purchase, inbound freight and import duty costs.

The Company continuously reviews its inventory levels to identify slow-moving merchandise and markdowns necessary to clear slow-moving merchandise, which reduces the cost of inventories to its estimated net realizable value. Consideration is given to a number of quantitative and qualitative factors, including current pricing levels and the anticipated need for subsequent markdowns, aging of inventories, historical sales trends, and the impact of market trends and economic conditions. Estimates of markdown requirements may differ from actual results due to changes in quantity, quality and mix of products in inventory, as well as changes in consumer preferences, market and economic conditions.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost and depreciated using the straight-line method over the estimated life of the asset. Repairs and maintenance are charged to expense as incurred.

LONG – LIVED ASSETS

Long-lived assets to be held and used or disposed of other than by sale are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When required, impairment losses on assets to be held and used or disposed of other than by sale are recognized based on the fair value of the asset. Long-lived assets to be disposed of by sale are reported at the lower of its carrying amount or fair value less cost to sell.

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Intangible assets

Intangible assets are amortized using the straight-line method over their estimated period of benefit. We evaluate the recoverability of intangible assets periodically and take into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists. No material impairments of intangible assets have been identified during any of the periods presented. Intangible assets and goodwill are tested for impairment on an annual basis, and between annual tests if indicators of potential impairment exist, using a fair-value-based approach. Goodwill is not amortized and is not deductible for tax purposes.

DEBT DISCOUNT

Debt discount is amortized over the term of the debt using the effective interest rate method.

DEFERRED REVENUE

Deferred revenue represents amounts collected for any extended warranty that is separately priced. The Company recognizes revenue from extended warranty contracts using straight-line method over the estimated life of the product which is three years.

REVENUE RECOGNITION

Revenue is comprised of product sales and service revenue, net of sales returns, co-operative advertising credits, early payment discounts, and special incentive payments (“SPIFF”) paid to the VARs. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectability is reasonably assured.

Revenue from product sales is derived from the sale of projectors, interactive panels and related accessories. Evidence of an arrangement consists of an order from its distributors, resellers or end users. The Company considers delivery to have occurred once title and risk of loss has been transferred.

Service revenue is comprised of product installation services and training services. These service revenues are normally entered into at the time products are sold. Service prices are established depending on product equipment sold and include a cost value for the estimated services to be performed based on historical experience. The Company outsources installation and training services to third parties and recognizes revenue upon completion of the services.

The Company evaluates the criteria outlined in FASB ASC Subtopic 605-45, Principal Agent Considerations, in determining whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as revenue. Generally, when the Company is primarily obligated in a transaction, is subject to inventory risk, has latitude in establishing prices and selecting suppliers, or has several but not all of these indicators, revenue is recorded at the gross amount. If the Company is not primarily obligated and amounts earned are determined using a fixed percentage, a fixed-payment schedule, or a combination of the two, the Company generally records the net amounts as revenue earned.

The Company’s standard terms and conditions of sale do not allow for product returns and it generally does not allow product returns other than under warranty. However, the Company, on a case by case basis, will grant exceptions, mostly “buyer’s remorse” where the VAR’s end user customer either did not understand what they were ordering, or determined that the product did not meet their needs. An allowance for sales returns is estimated based on an analysis of historical trends.

While the Company uses resellers and distributors to sell its products, the Company’s sale agreements do not contain any special pricing incentives, right of return or other post shipment obligations.

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Before Mimio was acquired by the Company, it generally provided 24 to 60 months of warranty coverage on all of its products. Mimio product’s standard warranty period is 24 months, which can be extended to 60 months upon the end user “registering” their device on-line. The Company’s warranty provides for repair or replacement of the associated products during the warranty period. The Company does not record warranty cost upon sale, and instead conducts a quarterly review of the warranty liability reserve, and based on historical cost-to-trailing revenue history, will adjust up or down the warranty liability, with the offset to this adjustment posted to cost of revenue.

After the acquisitions of Mimio, Genesis and Boxlight Group, the Company determined a new warranty policy to provide 12 to 36 months warranty coverage on projectors, displays, accessories, batteries and computers except when sold through a “Premier Education Partner” or sold to schools where the Company provides a 60 month warranty. The Company establishes a liability for estimated product warranty costs at the time product revenue is recognized, if the liability is expected to be material. The warranty obligation is affected by product failure rates and the related use of materials, labor costs and freight incurred in correcting any product failure. Should actual product failure rates, use of materials, or other costs differ from the Company’s estimates, additional warranty liabilities could be required, which would reduce its gross profit.

The Company offers sales incentives where the Company offers discounted products delivered by the Company to its resellers and distributors that are redeemable only if the resellers and distributors complete specified cumulative levels of revenue agreed to and written into their reseller and distributor agreements through an executed addendum. The resellers and distributors have to submit a request for the discounted products and cannot redeem additional discounts within 180 days from the date of the discount given on like products. The value of the award products as compared to the value of the transactions necessary to earn the award is generally insignificant in relation to the value of the transactions necessary to earn the award. The Company estimates and records the cost of the products related to the incentive as marketing expense based on analyses of historical data.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development costs are expensed as incurred and consists primarily of personnel related costs, prototype and sample costs, design costs, and global product certifications mostly for wireless certifications.

INCOME TAXES

An asset and liability approach is used for financial accounting and reporting for income taxes. Deferred income taxes arise from temporary differences between income tax and financial reporting and principally relate to recognition of revenue and expenses in different periods for financial and tax accounting purposes and are measured using currently enacted tax rates and laws. In addition, a deferred tax asset can be generated by net operating loss carryforwards. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

SHARE-BASED COMPENSATION

The Company estimates the fair value of each share-based compensation award at the grant date by using the Black-Scholes option pricing model. The fair value determined represents the cost for the award and is recognized over the vesting period during which an employee is required to provide service in exchange for the award. As share-based compensation expense is recognized based on awards ultimately expected to vest. Excess tax benefits, if any, are recognized as an addition to paid-in capital.

SUBSEQUENT EVENTS

The Company has evaluated all transactions through the financial statement issuance date for subsequent event disclosure consideration.

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NEW ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606).” The new guidance provides new criteria for recognizing revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services. The new guidance requires expanded disclosures to provide greater insight into both revenue that has been recognized and revenue that is expected to be recognized in the future from existing contracts. Quantitative and qualitative information will be provided about the significant judgments and changes in those judgments that management made to determine the revenue that is recorded. This accounting standard update, as amended, will be effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. Early adoption is permitted, but no earlier than fiscal 2017. The Company is currently assessing the provisions of the guidance and has not determined the impact of the adoption of this guidance on its consolidated financial statements.

In August 2014, the FASB issued ACU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The new standard requires management to assess the company’s ability to continue as a going concern. Disclosures are required if there is substantial doubt as to the company’s continuation as a going concern within one year after the issue date of financial statements. The standard provides guidance for making the assessment, including consideration of management’s plans which may alleviate doubt regarding the Company’s ability to continue as a going concern. ASU 2014-15 is effective for years ending after December 15, 2016. The Company has adopted this standard for the year ending December 31, 2016, and management has concluded that there is substantial doubt as to the Company’s continuation as a going concern within one year after the issue date of the financial statements.

In April 2015, the FASB issued ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs.” ASU 2015-03 requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The ASU is effective for annual periods beginning after December 15, 2015, and interim periods within those annual periods, early adoption is permitted. The Company adopted this guidance since its December 31, 2015 financial statements. There was no significant impact in the financial results.

In February 2016, a pronouncement was issued that creates new accounting and reporting guidelines for leasing arrangements. The new guidance requires organizations that lease assets to recognize assets and liabilities on the balance sheet related to the rights and obligations created by those leases, regardless of whether they are classified as finance or operating leases. Consistent with current guidance, the recognition, measurement, and presentation of expenses and cash flows arising from a lease primarily will depend on its classification as a finance or operating lease. The guidance also requires new disclosures to help financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. The new standard is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, with early application permitted. The new standard is to be applied using a modified retrospective approach. The Company is currently evaluating the impact of the new pronouncement on its financial statements.

In April 2016, the FASB issued ASU No. 2016-09, “Compensation – Stock Compensation” (topic 718). The FASB issued this update to improve the accounting for employee share-based payments and affect all organizations that issue share-based payment awards to their employees. Several aspects of the accounting for share-based payment award transactions are simplified, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows. The updated guidance is effective for annual periods beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption of the update is permitted. The Company is currently evaluating the impact of the new standard.

There were various other accounting standards and interpretations issued recently, none of which are expected to a have a material impact on our financial position, operations or cash flows.

NOTE 2 – GOING CONCERN

These financial statements have been prepared on a going concern basis, which assumes the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to repay its Skyview debt obligation currently in default or negotiate alternative repayment arrangement, to obtain necessary equity financing to continue operations, and the attainment of profitable operations. As of December 31, 2016, the Company had an accumulated deficit of $5,488,822 and a working capital deficit of $4,661,607. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company is seeking to obtain funds for operations from its initial public offering and support from its majority shareholder.

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NOTE 3 – ACQUISITIONS

Acquisition of Mimio

Effective April 1, 2016, pursuant to a membership interest purchase agreement, the Company acquired 100% of the membership interest in Mimio from Mim Holdings. As consideration, the Company issued a $2,000,000 unsecured convertible promissory note (the “Marlborough Note”) to Marlborough Trust. See Note 13.

Additionally, the Company assumed from Mim Holdings a $3,425,000 senior secured note (the “Skyview Note”) that is payable to Skyview Capital, LLC, (“Skyview”), the former equity owner of Mimio and interest accrued on the note. Skyview Note was issued by Mim Holdings to Skyview on November 4, 2015 as payment for the acquisition of 100% of the membership equity of Mimio. See Note 10.

The Company’s financial statements included Mimio’s assets and liabilities at the historical cost of Mim Holdings. Mimio was acquired by Mim Holdings on November 4, 2015. Mim Holdings accounts for acquired businesses using the acquisition method of accounting, which requires, among other things, that most assets acquired and liabilities assumed be recognized at their estimated fair values as of the acquisition date. Transaction costs are expensed as incurred. Any excess of the consideration transferred over the assigned values of the net assets acquired is recorded as goodwill.

The following table shows the purchase price, acquisition-date fair values of the assets acquired and liabilities assumed and calculation of goodwill utilizing the information at November 4, 2015 when Mim Holdings acquired Mimio. Subsequently on April 1, 2016, the Company acquired Mimio from Mim Holdings in a transaction between entities under common control. Accordingly, the purchase price allocation reflects the fair value as of the date acquired by Mim Holdings. Upon acquisition by the Company, these amounts were recorded on the historical cost basis of Mim Holdings.

Assets acquired:
Current assets	$6,677,842
Intangible assets	179,722
Goodwill	44,931
Total assets	6,902,495
Total liabilities	(3,477,495)

Net assets acquired	$3,425,000

Acquisition of Genesis

On May 12, 2016, Vert Capital contributed 100% of the membership interests in Genesis to the Company. In connection with the Company’s acquisition of Genesis, the former members of Genesis received 1,000,000 shares of the Company’s Series B Preferred Stock which, upon consummation of the Company’s initial public offering, will automatically convert into such number of shares that represents 4.0% of the Company’s fully diluted common stock as defined in the agreement. Upon completion of the Company’s initial public offering, an aggregate of 250,000 shares of the Company’s non-voting convertible Series A preferred stock will be issued to Vert Capital. Such 250,000 shares of the Company’s non-voting convertible Series A preferred stock will automatically convert into 398,406 shares of our Class A common stock on a date which shall be one year from the date of the Company’s initial public offering.

Common Control Transactions

The acquisitions of Mimio and Genesis were considered as transfers of businesses between entities under common control; and therefore, the assets acquired and liabilities assumed were transferred at historical cost of the ultimate parent, Vert Capital. Because the acquisitions were common control transactions in which the Company acquired businesses, the Company’s historical financial statements have been retrospectively adjusted to reflect the results of operations, financial position, and cash flows of Mimio and Genesis as if the Company owned Mimio and Genesis for all periods presented from the date Mimio, Genesis and the Company were under common control, which was November 4, 2015 and October 31, 2013, respectively.

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Acquisition of Boxlight Group

On July 18, 2016, the Company acquired 100% of the equity interest of Boxlight Group, under the terms of a Share Purchase Agreement entered into on May 10, 2016 with Everest Display, Inc. (“EDI”). Under the terms of the share purchase agreement, Boxlight Holdings, Inc., a newly formed Delaware subsidiary of Boxlight Corporation acquired the equity of Boxlight Group. The Company issued to EDI 270,000 shares of Series C Preferred Stock, that has a stated or liquidation value of $20.00 per share. Upon completion of Boxlight Corporation’s IPO and subject to the listing of its Class A common stock on the Nasdaq Capital Market or other securities exchange acceptable to EDI, the Series C Preferred Stock shall automatically convert into shares of Class A common stock. Such newly converted shares of Class A common stock to be issued to EDI or its subsidiaries represents approximately 22.22% of Boxlight Corporation’s fully-diluted common stock upon the Company’s IPO, excluding shares issued for private placements and debt conversions.

Under the terms of the share purchase agreement, as amended on September 28, 2016, the parties agreed that EDI and Boxlight Corporation will settle and pay approximately $5.75 million of accrued accounts payable owed to EDI at September 28, 2016, in the manner set forth below.

(1)	$1,000,000 was paid at the closing of the acquisition out of the net proceeds of a note issued to Hitachi Capital America Corp. (See Note 10);

(2)	An additional $1,500,000 of the $5.75 million owed to EDI was to be paid by Boxlight Corporation and its subsidiaries in six monthly installments of $250,000 each, commencing 30 days after the initial $1,000,000 payment referred to above. However, in view of the fact that such installment payments cannot be presently made by the Company under the subordination agreement between EDI and Crestmark Bank, we and EDI agreed that the net proceeds from the sale of 1,000,000 shares of Class A common stock upon IPO shall be applied, first, to prepay the $1,460,508 principal balance due under Skyview Note, and secondly to prepay the balance of the $1,500,000 installment obligation owed to EDI referred to above. Net Proceeds included costs for professional fees estimated at approximately $300,000, plus any commissions or underwriting fees that may be payable by the Company to brokers, placement agents or underwriters who assist us in selling the shares of Class A common stock in the offering.

(3)	$2,000,000 of the unpaid balance of the account payable is settled with a 4% non-negotiable convertible promissory note of Boxlight Corporation payable to EDI, together with accrued interest, on March 31, 2019 (the “EDI Note”). Following the completion of the Company’s IPO, the EDI Note is convertible into shares of Boxlight Corporation’s Class A common stock at a conversion price equal to 80% of the initial per share offering price of the Class A common stock offered under the IPO. Boxlight Corporation has the option, in lieu of issuing its Class A common stock, to prepay the entire unpaid principal amount of the EDI Note plus accrued interest thereon within 72 hours of the first conversion notice.

The Company recognized the assets acquired and liabilities assumed from Boxlight Group at their fair value on the acquisition date, and if there was any excess in purchase price over these values it was allocated to goodwill. The estimated fair values of assets acquired and liabilities assumed, were determined based on management’s best estimates. Preliminary estimated fair values are subject to measurement period adjustments which represent updates made to the preliminary purchase price allocation based on revisions to valuation estimates in the interim period subsequent to the acquisition and initial accounting date up until the purchase price allocation is finalized which cannot be any later than one year from the acquisition date. The Company engaged a third-party valuation specialist to assist in the valuation and is in the process of completing its assessment of the fair value of assets acquired and liabilities assumed. Thus the preliminary measurement of the assets acquired and liabilities assumed are subject to change, which could be significant. The Company will finalize the amounts recognized later than one year from the acquisition date.

The following table shows the preliminary purchase price, estimated acquisition-date fair values of the assets acquired and liabilities assumed and calculation of goodwill for Boxlight Group utilizing the information at acquisition date.

Assets acquired:
Current assets	$5,737,836
Property and equipment	65,866
Intangible assets	7,000,000
Other assets	514,696
Goodwill	4,137,060
Total assets acquired	17,455,458
Total liabilities assumed	(9,212,161)

Net assets acquired	$8,243,297

Consideration paid:
Issuance of 270,000 shares of Series C preferred stock	$8,828,353
Preexisting net payable to Boxlight Group	(585,056)

Total	$8,243,297

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The Company valued the Series C Preferred shares issued to EDI based on an entity value of the Company of approximately $39,700,000 and 270,000 shares of the Series C Preferred Stock represents approximately 22.22% of ownership of the Company. A difference in our valuation would change the amount of goodwill created under the transactions. If the valuation increases, goodwill will increase and if the valuation decreases, goodwill will decrease.

Unaudited Pro Forma Results Of Operation

The following comparative table presents the unaudited condensed pro forma results of operations that reflect the acquisition of Boxlight Group and Mimio as if the acquisition had occurred as of the first day of each period presented, adjusted for items that are directly attributable to the acquisition. This information has been compiled from historical financial statements and is not necessarily indicative of the results that actually would have been achieved had the transaction already occurred or that may be achieved in the future.

(in thousands)	For the year ended December 31, 2016	For the year ended December 31, 2015

Revenues	$25,391	$27,116
Cost of revenues	(16,809)	(16,300)
Operating expenses	(11,240)	(14,103)
Other incomes (expenses)	(1,036)	(481)
Income tax expense	-	(5)
Net loss	$(3,694)	$(3,773)

Net loss per common share	$(0.86)	$(0.92)
Weighted average outstanding common shares – basic and diluted	4,299,315	4,083,645

The pro forma eliminates transactions among the Boxlight Group, Mimio (for the period before Vert Capital’s acquisition of Mimio) and Boxlight Corp. In addition, the pro forma adjusted the following expenses:

(in thousands)	For the year ended December 31, 2016	For the year ended December 31, 2015

Amortization expense of intangible assets acquired from Boxlight Group and Mimio	$385	$728
Interest expense from issuance of long-term and short-term debt for acquisition of Mimio	$113	$286

In addition, the pro forma combined balance was adjusted to include Mimio’s operating results for the period from January 1, 2015 to November 2, 2015 and Boxlight Group’s operating results for the period from January 1, 2016 to July 18, 2016. Mimio was acquired by a company controlled by Vert Capital on November 3, 2015 and subsequently acquired by Boxlight Parent. Boxlight Group was acquired by the Company on July 18, 2016.

The Company issued 1,000,000 Shares of Series B preferred stock and 270,000 shares of Series C preferred stock to the previous owners of Genesis and Boxlight respectively. These shares will be automatically converted into Class A common stock upon completion of the Company’s IPO and listing on a capital market exchange such as NASDAQ. As of December 31, 2016, the Company was still working on the IPO and the listing on a capital market exchange.

NOTE 4 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents held by the Company at December 31, 2016 and December 31, 2015 are summarized as follows:

	December 31, 2016	December 31, 2015

U.S. Dollars	$450,549	$994,103
Mexican Pesos	5,953	-
Total	$456,502	$994,103

NOTE 5 – ACCOUNTS RECEIVABLE - TRADE

Accounts receivable consisted of the following at December 31, 2016 and 2015:

	2016	2015

Accounts receivable - trade	$3,562,832	$1,212,891
Allowance for doubtful accounts	(453,059)	(81,243)
Allowance for sales returns	(165,819)	-

Accounts receivable - trade, net of allowances	$2,943,954	$1,131,648

During the year ended December 31, 2016, the Company wrote off accounts receivable of $55,929.

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NOTE 6 – INVENTORIES

Inventories consisted of the following at December 31, 2016 and 2015:

	2016	2015

Finished goods	$4,102,621	$3,898,957
Spare parts	183,357	81,139
Reserves for inventory obsolescence	(121,862)	(430,318)

Inventories, net	$4,164,116	$3,549,778

During the year ended December 31, 2016, the Company wrote off inventories of 326,984.

NOTE 7 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following at December 31, 2016 and 2015:

	2016	2015

Prepayments to vendors	$351,408	$67,214
Employee receivables	3,571	-
Prepaid incidental taxes	16,385	-
Prepaid and refundable income taxes	30,879	-
Prepaid insurance expense	-	9,158
Prepaid license and marketing expense	44,793	216,594
Other prepaid expenses	-	34,481

Prepaid expenses and other current assets	$447,036	$327,447

NOTE 8 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2016 and 2015:

	Useful lives	2016	2015

Leasehold improvements	9-10 years	$3,355	$-
Office equipment	3-5 years	21,341	-
Other equipment	5 years	42,485	-

Property and equipment, at cost		67,181	-
Accumulated depreciation		(7,141)	-

Property and equipment, net of accumulated depreciation		$60,040	$-

For the year ended December 31, 2016 and 2015, the Company recorded depreciation expense of $7,141 and $0, respectively.

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NOTE 9 – INTANGIBLE ASSETS AND GOODWILL

Intangible assets and goodwill consisted of the following at December 31, 2016 and 2015:

	Useful lives	2016	2015

Patents	10 years	$67,395	$67,396
Customer relationships	10 years	3,567,396	67,395
Trademark	10 years	3,544,931	44,931

Intangible assets, at cost		7,179,722	179,722
Accumulated amortization		(346,245)	-

Intangible assets, net of accumulated amortization		$6,833,477	$179,722

Goodwill from acquisition of Mimio	N/A	$44,931	$44,931
Goodwill from acquisition of Boxlight	N/A	4,137,060	-
		$4,181,991	$44,931

For the year ended December 31, 2016 and 2015, the Company recorded amortization expense of $346,245 and $0, respectively.

NOTE 10 – SHORT-TERM DEBT

Line of Credit – Sy Silverstein

On April 3, 2015, the Company entered into a line of credit agreement with Sy Silverstein, an individual. Pursuant to the agreement, the Company obtained the line of credit for up to a maximum of $300,000 to complete its initial public offering (“IPO”) process. The Company borrowed $100,000 under the agreement. The advances from this agreement accrue interest at 12% per annum, along with a $10,000 documentation fee, and is due on the effective date of the Company’s IPO. The $10,000 documentation fee was recorded as debt discount. As of December 31, 2016 and 2015, $10,000 and $7,393 of the discount was amortized, respectively.

On October 4, 2016, Mr. Silverstein agreed to settle the outstanding principal of $100,000 and accrued interest of $15,919 with 109,915 shares of the Company’s Class A common stock. These shares were valued at $115,919 based on the Company’s most recent selling price of the Class A common stock on the settlement date. As of December 31, 2016, the outstanding principal and accrued interest under this agreement were $0 and $0, respectively. As of December 31, 2015, the outstanding principal and accrued interest under this agreement were $100,000 and $7,841, respectively.

Skyview Note

On April 1, 2016, the Company assumed from Mim Holdings a $3,425,000 senior secured note that is payable to Skyview, the former equity owner of Mimio for the acquisition of Mimio. The Skyview Note accrues interest at 6% per annum and was due on July 3, 2016. The Skyview Note is secured by a lien and security interest on all of the assets of Mimio, subordinating to Crestmark line of credit, and guaranteed by Vert Capital and VC2 Partners.

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On July 5, 2016 and August 3, 2016, the Skyview Note was amended. On July 5, 2016, principal was increased to $3,660,508 to settle $235,508 accounts payable owed by Mimio to Skyview’s affiliate. On August 3, 2016, the principal of the note was increased to $4,010,508 to include an additional fee of $350,000 to extend the maturity date to December 15, 2016. The Company recorded the $350,000 extension fee in interest expense. Additionally, the Company agreed to pay $2,500,000 of the note on the earlier of (1) September 30, 2016, or (2) the date the Company obtained a debt facility. The Company made the $2,500,000 payment on September 29, 2016 with the proceeds from Crestmark Bank line of credit. The remaining outstanding balance together with any unpaid accrued interest was due and unpaid on December 15, 2016. On December 28, 2016, the Company received a Notice of Default from Skyview because the Company failed to make a $1,460,508 payment on December 15, 2016, in accordance with the terms of Skyview Note. There can be no assurance that such proposal will be successful or that Skyview will defer the exercise of its remedies under the Skyview Note and the related security agreement. The foreclosure of the security interest of Skyview would have a material effect on the operation of the Company.

As of December 31, 2016, outstanding principal and accrued interest for Skyview Note were $1,460,508 and $1,905, respectively.

AHA Note

On June 3, 2016, prior to the Company’s acquisition, Boxlight Group issued a promissory note to AHA Inc. Co Ltd., a Korean corporation, in the amount of $1,895,413 to settle unpaid accounts payable of $1,866,418 for the purchases of inventory for the Company. Interest shall be payable in the amount of 6.5% per annum. The principal is due and payable in eight equal monthly principal payments in the amount of $236,926 beginning on June 30, 2016. Interest shall be paid in consecutive monthly installments for eight months, due and payable upon the last business day of each month. As of December 31, 2016, the balance on the note payable to AHA was $610,783. The Company was not able to make monthly principal payments in accordance with note agreement and, accordingly, the note was in default at December 31, 2016.

Loan and Security Agreement – Hitachi Capital America Corp.

Effective July 6, 2016, the Company entered into a loan and security agreement with Hitachi Capital America Corp. (“Hitachi”). The agreement allows the Company to borrow up to $2,500,000 based on the balance of eligible accounts receivable and inventory at an interest rate equal to 1.75% in excess of the prime rate. The loan is due and payable on demand. Under the terms of the Hitachi loan agreement, the Company applied $1,000,000 of the initial funding to pay EDI $1,000,000 in reduction of the Boxlight Group’s outstanding accounts payable. The Hitachi loan is secured by all assets of Boxlight Inc. and guaranteed by Boxlight Parent. The outstanding amount payable to Hitachi was paid in full on September 29, 2016, out of the proceeds of the line of credit financing received from Crestmark Bank. In connection with the agreement with Hitachi, the Company paid $18,000 of loan fees which was included in interest expense.

Line of Credit – Crestmark Bank

On September 21, 2016, the Company entered into a $5,000,000 line of credit agreement with Crestmark Bank. Advances against this agreement accrue interest at 2.25% in excess of prime rate, with a minimum rate of 5.75% per annum. The outstanding balance under this agreement is secured by all assets of the Company and its subsidiaries and is due and payable upon demand.

As of December 31, 2016, outstanding principal and accrued interest were $720,291 and $0, respectively. $61,000 of loan fees related to the agreement with Crestmark Bank was included in interest expense.

On January 12, 2017, the Company received a default notice from Crestmark Bank due to the Notice of Default received from Skyview Capital and not meeting the tangible net worth covenant requirement. On February 2, 2017, the Company satisfied in full all obligations due to Crestmark and received a general release from all indebtedness.

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NOTE 11 – SHORT-TERM DEBT– RELATED PARTIES

Line of Credit - Vert Capital

On September 30, 2014, the Company entered into a line of credit agreement with Vert Capital, the Company’s majority shareholder. Pursuant to the agreement as amended, the Company obtained a line of credit from Vert Capital up to a maximum of $900,000 to complete its IPO process. The funds originally accrued interest at 10% per annum. Pursuant to an amendment to the purchase agreement with EDI entered in September 2016, the funds now accrue interest at 5.75% per annum. See Note 3. The advance is due on the effective date of the Company’s IPO. In connection with this agreement, the Company granted Vert Capital a security interest to all of its assets and properties, subordinating to Crestmark line of credit. As of December 31, 2016, outstanding principal and accrued interest under this agreement were $822,550 and $115,319, respectively. As of December 31, 2015, outstanding principal and accrued interest under this agreement were $592,550 and $36,938, respectively.

Line of Credit - Logical Choice Corporation-Delaware

On May 21, 2014, the Company entered into a line of credit agreement with Logical Choice Corporation-Delaware (“LCC-Delaware”), former sole member of Genesis. The line of credit allowed the Company to borrow up to $500,000 for working capital and business expansion. The funds when borrowed accrued interest at 10% per annum. Interest accrued on any advanced funds was due monthly and the outstanding principal and any accrued interest were due in full on May 21, 2015. In May 2016, the maturity date was extended to May 21, 2017. The assets of Genesis have been pledged as a security interest against any advances on the line of credit. As of December 31, 2016, outstanding principal and accrued interest under this agreement was $54,000 and $10,516, respectively. As of December 31, 2015, outstanding principal and accrued interest under this agreement was $45,000 and $4,500, respectively.

On September 30, 2014, the Company entered into a line of credit agreement with LCC-Delaware. Pursuant to the agreement, the Company obtained an additional line of credit from LCC-Delaware up to a maximum of $500,000 for a term of 3 years. The advances from this agreement accrue interest at 10% per annum and is due on demand. In connection with this agreement, the Company granted LCC-Delaware a second lien and security interest to all of its assets and properties, subordinate to the Vert Capital. Pursuant to an amendment to the purchase agreement with EDI entered in September 2016, LCC - Delaware forgave the entire payable balance of $185,129 and interest of $37,241 owed by the Company. See Note 3. As of December 31, 2015, outstanding principal and accrued interest under this agreement were $185,129 and $23,344, respectively.

NOTE 12 – CONVERTIBLE NOTES PAYABLE – RELATED PARTIES

Convertible Note Payable – Mark Elliott

On January 16, 2015, the Company issued a note to Mark Elliott, the Company’s Chief Executive Officer, in the amount of $50,000. The note is due on December 31, 2017  as amended and bears interest at an annual rate of 10%, compounded monthly. The noted is currently in default and bears a 15% default rate. The note is convertible to the Company’s common stock at the lesser of (i) $6.28 per share, (ii) a discount of 20% to the stock price if the Company’s common stock is publicly traded, or (iii) if applicable, such other amount negotiated by the Company. The note holder may convert all, but not less than all, of the outstanding principal and interest due under this note upon the conversion date. As of December 31, 2016, outstanding principal and accrued interest under this agreement were $50,000 and $9,809, respectively. As of December 31, 2015, outstanding principal and accrued interest under this agreement were $50,000 and $4,795, respectively.

Convertible Note Payable – James Lofgren

On August 19, 2015, the Company issued a convertible promissory note to James Lofgren, spouse of Sheri Lofgren, the Company’s Chief Financial Officer, in the amount of $45,000. The note was due on April 30, 2016 and bears interest at an annual rate of 13%, compounded monthly. Mr. Lofgren may convert all, but not less than all, of the outstanding principal and interest due under this note into the Company’s Class A common stock, at the lesser of (i) $6.28 per share or (ii) a discount of 20% to the trading price if the Company’s common stock is then publicly traded. As of December 31, 2015, outstanding principal and accrued interest under this agreement were $45,000 and $2,404, respectively. The outstanding balance which included a documentation fee of $15,000 under this note was fully repaid on March 31, 2016.

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NOTE 13 – LONG-TERM DEBT – RELATED PARTIES

Marlborough Note

On April 1, 2016, the Company issued a $2,000,000 unsecured convertible promissory note to Marlborough Trust for the acquisition of Mimio. The Marlborough Note is convertible by the holder into the Company’s Class A common stock at a per share conversion price equal to 55% of the initial offering price. The Marlborough note bears an one-time simple interest charge of 8% and is due on March 31, 2019. As of December 31, 2016, outstanding principal and long-term accrued interest for the Marlborough Note were $2,000,000 and $40,183, respectively.

EDI Note

On September 28, 2016, the Company entered into an amendment with EDI for the acquisition of Boxlight Group. The Company agreed to issue a $2,000,000 non-negotiable convertible promissory note (the “EDI Note”) to settle the unpaid balance of the account payable owed by Boxlight Group to EDI. The note bears a one-time simple interest charge of 4% and all principal and accrued interest is due on March 31, 2019. Following the completion of Boxlight Corporation’s IPO, the EDI Note is convertible into shares of Boxlight Corporation’s Class A common stock at a conversion price equal to 80% of the initial per share offering price of the Class A common stock offered under the IPO. Boxlight Corporation has the option, in lieu of issuing its Class A common stock, to prepay the entire unpaid principal amount of the EDI Note plus accrued interest thereon within 72 hours of the first conversion notice. As of December 31, 2016, outstanding principal and long-term accrued interest for EDI Note were $2,000,000 and $20,603, respectively.

NOTE 14 – DEFERRED REVENUE

On July 18, 2016, upon the acquisition of Boxlight Group, the Company assumed a $761,622 future performance obligation for separately priced extended warranties sold by Boxlight Group based on preliminary measurement of the assets acquired and liabilities assumed.

Deferred revenue consisted of the following for the years ended and as of December 31, 2016 and 2015:

	December 31, 2016	December 31, 2015

Balance, beginning of year	$-	$-
Assumed from Boxlight Group	761,622	-
Additions	259,744
Amortization	(253,640)	-
Balance, ending of year	767,726	-

Deferred revenue – short-term	495,603	-
Deferred revenue – long-term	$272,123	$-

NOTE 15 – EQUITY

Preferred Shares

The Company’s articles of incorporation provide that the Company is authorized to issue 50,000,000 preferred shares consisting of: 1) 250,000 shares of voting Series A preferred stock, with a par value of $0.0001 per share (of which none are issued); 2) 1,200,000 shares of voting Series B preferred stock, with a par value of $0.0001 per share (of which 1,000,000 shares are issued); 3) 270,000 shares of voting Series C preferred stock, with a par value of $0.0001 per share (all of which are issued); and 4) 48,280,000 shares to be designated by the Company’s Board of Directors.

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Upon the effectiveness of a registration statement registering for the resale of the Company’s Class A common stock, all of the shares of Series B and Series C Preferred Stock shall be automatically converted into the applicable numbers of shares of Class A common stock. All of the Series A Preferred Stock shall be automatically converted into Class A common stock not later than one year after the effective date of the Company’s registration statement in connection with an IPO of the Company’s Class A common stock. As of December 31, 2016, the Company had issued 1,000,000 shares of Series B Preferred Stock for the acquisition of Genesis and 270,000 shares of Series C Preferred Stock for the acquisition of Boxlight Group.

Common Shares

In 2014, the Company issued 4,079,681 shares of its Class A common stock to various investors for cash of $2,560. The Company received promissory notes from the investors for the proceeds. These notes were due on March 31, 2015 and bear no interest through March 31, 2015. After March 31, 2015, the notes bear interest of 12% per annum. As of December 31, 2016, the Company has received proceeds of $2,335 from issuance of these shares and $225 was recorded by the Company as subscription receivable.

In January 2015, the Company amended its articles of incorporation to state that the Company’s common shares consist of: 1) 150,000,000 shares of Class A voting common stock and 2) 50,000,000 shares of Class B non-voting common stock. Class A and Class B common stock have the same rights except that Class A common stock is entitled to one vote per share while Class B common stock has no voting rights. Upon any public or private sale or disposition by any holder of Class B common stock, such shares of Class B common stock shall automatically convert into shares of Class A common stock. As of December 31, 2016 and 2015, the Company had 4,621,687 and 4,183,030 shares of Class A common stock issued and outstanding, respectively. No class B shares were outstanding at December 31, 2016 and 2015.

Issuance of common stock for service

On December 16, 2015, we executed a Business Consulting Services Agreement with Falcon Capital LLC, in which we issued 103,349 shares of our Class A common stock valued at $65 on the grant date as compensation for financial advisory and business consulting services.

Issuances of common stock to K-Laser for cash

On September 28, 2016, pursuant to an amended agreement with EDI, K Laser, the principal stockholder of EDI, purchased 178,572 shares of Class A common stock at $5.60 per share. The per share sale price is intended to be 80% of the initial price per share of the Company’s Class A common stock offered to the public under IPO. Accordingly, the 178,572 shares of Class A common stock are subject to increase in the event that the initial offering price of the shares offered is less than $7.00. The $5.60 price and the number of shares sold in the private placement will not change if the initial per share offering price is greater than $7.00. The Company agreed to use $650,000 of the proceeds to retire a separate obligation owed by Boxlight Inc. to EDI.

Issuances of common stock for cash

In September 2016, the Company issued 18,014 shares of Class A common stock at $1.055 per share for cash of $19,000. As of December 31, 2016, the Company had received cash of $18,900 and had subscriptions receivable of $100.

In November 2016, the Company issued 33,865 shares of Class A common stock at $5.906 per share for cash of $200,004.

Issuances of common stock for settlement of accounts payable and debt

In October and September 2016, the Company issued an aggregate of 94,735 shares at $1.055 per share to settle accounts payable of $99,910 (including $77,268 accrued commission payable to Mark Elliott, the Company’s CEO).

In October 2016, the Company issued 3,556 shares of Class A common stock to a third party at $5.906 per share to settle accounts payable of $21,000.

In October 2016, the Company issued 109,915 shares of Class A common stock at $1.055 per share to settle $100,000 of the outstanding principal short-term debt and $15,919 of accrued interest.

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Distribution to Vert Capital

During the first quarter of 2016, Mimio was under the control of Vert Capital. It distributed cash of $814,625 to Vert Capital for payments of the Skyview Note prior to the acquisition by the Company.

Adoption of the 2014 Stock Option Plan

On September 19, 2014, the Board approved the Company’s 2014 Stock Option Plan. The total number of underlying shares of the Company’s Class A common stock available for grant to directors, officers, key employees, and consultants of the Company or a subsidiary of the Company under the plan is 2,390,438 shares.

NOTE 16 – STOCK SPLITS

On August 3, 2015, the Company completed a 1 for 7.665 reverse stock split of its Class A common stock in preparation for its IPO. On September 1, 2015, the Company further completed a 1 for 1.18991 reverse stock split of its Class A common stock reducing its outstanding Class A common stock to 2,806,808 shares. On October 1, 2015, the Company completed an additional 1 for 1.31993 reverse stock split of its Class A common stock reducing its outstanding Class A common stock to 2,126,487 shares. On October 2, 2015, the Company completed an additional 1 for 1.041646 reverse stock split of its Class A common stock reducing its outstanding Class A common stock to 2,041,466 shares. In December 2015, the Company completed a stock split of 1.93369 for 1 of its Class A common stock increasing its outstanding Class A common stock to 3,947,572 shares. In May 2016, the Company completed a stock split of 1.084448 for 1 of its Class A common stock increasing its outstanding Class A common stock to 4,389,380 shares. In October 2016, the Company completed a stock split of 0.926777 for 1 of its Class A common stock increasing its outstanding Class A common stock to 4,411,513 shares. In December 2016, the Company completed a stock split of 0.948207171 for 1 of its Class A common stock increasing its outstanding Class A common stock to 4,621,687 shares All share numbers or per share information presented give effect to the stock splits.

NOTE 17 – STOCK-BASED COMPENSATION

Stock Options

Following is a summary of the option activities during the year ended December 31, 2016:

	Number of Units	Weighted Average Exercise Price		Weighted Average Remaining Contractual Term (in years)
Outstanding, December 31, 2014	872,859	$0.13
Cancelled	(143,425)	$0.13
Outstanding, December 31, 2015	729,434	$0.13
Granted	120,971	$0.12
Outstanding, December 31, 2016	850,405	$0.08	*	7.29
Exercisable, December 31, 2016	538,682	$0.07	*	7.58

* Adjusted due to the change of exercise price of options issued to its Chief Financial Officer effective November 1, 2016.

On May 13, 2016, the Company granted options to purchase 120,971 shares of Series A common stock at $0.12 per share to an employee for services. These options vest in four years and commenced in the quarter ended June 30, 2016 and expire 5 years from the date of grant. The options have a fair value of $109,000 that was calculated using the Black-Scholes option-pricing model.

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On November 1, 2016, the Company entered into an amended employment agreement with its Chief Financial Officer, which amended the exercise price of the 291,402 options granted from $0.13 to $0.0001 per share. The options vesting term was changed to (i) 50% of the remaining unvested options shall vest immediately following the agreement, (ii) all remaining unvested options shall vest on March 31, 2017. Pursuant to the amendment of employment agreement, the fair value of options granted was changed to approximately $484,000 using the Black-Scholes option-pricing model.

Variables used in the Black-Scholes option-pricing model for options granted during the year ended December 31, 2016 include: (1) discount rate of 0.97 - 0.99% (2) expected life of 3.75 to 3.96 years, (3) expected volatility range of 66 to 69%, and (4) zero expected dividends. For the years ended December 31, 2016 and 2015, the Company recorded stock compensation expense of $464,321 and $0, respectively.

NOTE 18 –RELATED PARTY TRANSACTIONS

Management Agreement – VC2 Advisors, LLC

On July 15, 2015, the Company executed an agreement with VC2 Advisors, LLC (“VC2”), a Delaware limited liability company, in which Michael Pope, the Company’s President and Director, is a managing member. VC2 is owned by Sugar House Trust and AEL Irrevocable Trust, trusts for the benefit of the families of Michael Pope and Adam Levin, respectively. The effective date of this agreement is the date of the consummation of the IPO of the Company’s Class A common stock. Pursuant to the agreement, VC2 shall perform consulting services for the Company relating to, among other things, sourcing and analyzing strategic acquisitions and introductions to various financing sources. VC2 shall receive an annual management fee payable in cash equal to 1.5% of total consolidated revenues at the end of each fiscal year ended December 31, 2016, 2017 and 2018, payable in monthly installments, commencing as of the date of the Company’s IPO. The annual fee is subject to a cap of $1,000,000 in each of 2016, 2017 and 2018. At its option, VC2 may also defer payment until the end of each year, payable as an option to purchase shares of Class A common stock of the Company, at a price per share equal to 100% of the closing price of the Company’s Class A common stock as traded on Nasdaq or any other national securities exchange as of December 31 of such year in question. Effective as of October 12, 2016, as a result of Adam Levin and Michael Pope no longer being employed at VC2, the consulting agreement with VC2 was terminated. Subsequently, the Company entered into new consulting agreements on identical terms with other entities which now employ Michael Pope and Adam Levin.

Warrant Agreement

On November 7, 2014, we issued to Vert Capital and a consultant five year warrants to purchase 796,813 and 23,904, shares of our Class A common stock respectively, at an exercise price, equal to 110% of the initial per share offering price of the shares being sold under the Company’s initial public offering. Among other provisions, such warrants contain “cashless” exercise rights and prohibit the holder from selling any of the shares issuable upon exercise of such warrants for a period of not less than nine months from the date of issuance.  Effective as of October 12, 2016, and as a result of Adam Levin and Michael Pope no longer no longer being employed at Vert Capital, Boxlight Parent cancelled the remaining balance of the Vert Capital warrants and reissued 597,610 and 199,203 of such warrants to entities associated with Adam Levin and to Michael Pope, respectively. These warrants had value at par per share at the grant date because the Company was incorporated in September 2014 and at development stage. These warrants expire on December 31, 2019. These warrants will be valued using Black-Scholes option-pricing model upon the completion of the Company’s initial public offering.

Sales and Purchases - EDI

EDI, an affiliate of the Company’s major shareholder K-Laser, is a major supplier of products to the Company. For the years ended December 31, 2016 and 2015, the Company had purchases of $2,767,717 and $0, respectively, from Everest Display Inc. For the years ended December 31, 2016 and 2015, the Company had sales of $160,048 and $0, respectively, to Everest Display Inc. As of December 31, 2016 and 2015, the Company had accounts payable of approximately of $3,379,161 and $0, respectively, to Everest Display Inc.

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NOTE 19 – COMMITMENTS AND CONTINGENCIES

Litigation

In July 2015, a supplier filed a lawsuit against the Company for outstanding payables owed by the Company of approximately $72,000. In February 2016, the supplier and the Company agreed to settle the indebted balance for $43,000 provided that the Company pays on or before March 16, 2016. The Company failed to make the payment and the judgement amount was therefore increased to approximately $70,000 and with interest and court costs of approximately $2,300. The Company is currently negotiating new terms with the supplier.

Trademark

On April 16, 2009, Boxlight Inc. entered into a trademark license agreement with Herbert H. Myers whereby Boxlight Inc. agreed to pay Mr. Myers 15% of the quarterly net income of Boxlight Inc. This payment shall continue until $1,250,000 is paid, upon which, the license fee shall drop to 10%. Upon reaching the aggregate sum of $2,500,000 or 10 years of licensing, whichever comes first, the trademark will be sold to Boxlight Inc. for $1. Through the period ended December 31, 2014, Boxlight Inc. has paid $32,580 related to this agreement.

In October 2014, Boxlight Inc. entered into an amendment to the trademark license agreement with Mr. Myers, where Mr. Myers agreed to sell the trademark for $250,000. Payment would be made through the issuance of shares of Boxlight Corporation by dividing $250,000 by the initial price per share of shares of Boxlight Corporation’s common stock sold in the initial public offering of Boxlight Corporation on the date the registration statement is declared effective by the Securities and Exchange Commission. Trademark cost of $250,000 is included in the accompanying consolidated balance sheets under the caption “Intangible assets”, with the corresponding liability included under the caption “Other current liabilities”.

Operating Lease Commitments

The Company leases two office spaces under non-cancelable lease agreements. The leases provide that the Company pays only a monthly rental and is not responsible for taxes, insurance or maintenance expenses related to the property. Future minimum lease payments of the Company’s operating leases with a term over one year subsequent to December 31, 2016 are as follows:

Year ending December 31,	Amount
2017	$257,700
2018	241,200
2019	60,600
Net Minimum Lease Payments	$559,500

The Company also has another office lease on a month-to-month basis. For the twelve months ended December 31, 2016 and 2015, aggregate rent expense was approximately $286,999 and $35,000, respectively.

Agreements with Board of Directors

In March 2015, as amended on February 26, 2016, the Company entered into agreements with two new Board members. In consideration of their agreement to serve on the Company’s Board, the Company agreed to sell a number of common shares equal to 0.5% and 1.25%, respectively, of the Company’s fully-diluted common shares to these members. The numbers of the fully-diluted common shares are to be determined on a date no later than 2 business days prior to the effective date of a registration statement in connection with an IPO of the Company’s Class A common stock. The purchase price per share will be $0.0001 per share. The issuance of these shares will be recorded after the IPO. Additionally, one of the directors receives a fee of $50,000 per annum, which commenced on February 26, 2016.

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Warrant Agreement

On November 7, 2014, the Company granted warrants to Lackamoola, LLC to purchase an aggregate of 23,904 shares of common stock with an exercise price equal to 110% of the price per share of the Company’s IPO or, in the situation that the Company become a public trading company through reverse merger or other alternative methods, the volume weighted average price per share for the 20 consecutive trading days immediately after the Company becomes a publicly traded company. These warrants expire on December 31, 2019. As these warrants were issued at the inception of the Company, they had no value on grant date. These warrants will be valued using Black-Scholes option-pricing Model upon the completion of the Company’s initial public offering.

Agreement with Loeb & Loeb

On December 16, 2015, the Company executed an agreement with its legal counsel, Loeb & Loeb LLP (“Loeb”). The Company and Loeb agreed the amount for service rendered in connection with the Company’s IPO through December 16, 2015 was $650,000. Pursuant to the agreement, the Company agreed to issue 231,152 shares of Class A common upon the consummation of the Company’s IPO as partial compensation for services rendered. Upon timely payment of the cash component of compensation due and owing to Loeb as set forth in the agreement, Loeb will be obligated to return to the Company up to 207,864 shares of common stock not yet sold by Loeb for no further consideration and will continue to beneficially own 23,288 shares of our Class A common stock.

On April 24, 2017, the agreement was amended to increase the payable to Loeb for service rendered in connection with the Company’s IPO to $900,000. Pursuant to the amendment agreement, the Company shall make a cash payment to Loeb of $235,000 and issue 231,152 restricted shares of Class A common stock at the closing of the IPO. Commencing with the first month after the closing of the IPO, the Company shall make six monthly cash payments to Loeb each in the amount of $39,166 no later than the fifth day of each month for a total amount of $235,000. Upon receipt of the entire $235,000, Loeb will return 69,345 shares to the Company. Not later than 12 months after the closing of the IPO, the Company shall pay to Loeb the remaining balance of $430,000. Upon receipt of such final payment, Loeb will return an additional 138,691 shares to the Company. Loeb will continue to beneficially own 23,116 shares of our Class A common stock.

NOTE 20 – INCOME TAXES

The Company operates in the United States and Mexico. Income taxes have been provided based upon the tax laws and rates of the countries in which operations are conducted and income is earned. The Company has closed its office in Mexico in 2016. As of December 31, 2016, the Company had an operating loss carry forward of approximately $5,115,000 which expires commencing in 2017. The value of these carryforwards depends on the Company’s ability to generate taxable income. A change in ownership, as defined by federal income tax regulations, could significantly limit the Company’s ability to utilize our net operating loss carryforwards. Additionally, because federal tax laws limit the time during which the net operating loss carryforwards may be applied against future taxes, if the Company fails to generate taxable income prior to the expiration dates the Company may not be able to fully utilize the net operating loss carryforwards to reduce future income taxes. The Company has cumulative losses and there is no assurance of future taxable income, therefore, valuation allowances have been recorded to fully offset the deferred tax asset at December 31, 2016.

NOTE 21 – CUSTOMER AND SUPPLIER CONCENTRATION

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchases.

The Company generated a portion of its revenues from one customer (13%) for the year ended December 31, 2016. As of December 31, 2016 and December 31, 2015, the amount due from the one customer included in accounts receivable was $11,917 and $32,570, respectively. The loss of the significant customer or the failure to attract new customers could have a material adverse effect on our business, results of operations and financial condition.

The Company purchased a portion of materials from two vendors (32% and 16%, respectively) for the year ended December 31, 2016. As of December 31, 2016 and December 31, 2015, the amounts due to these vendors included in accounts payable was $3,618,406 and $0, respectively. The Company believes there are numerous other suppliers that could be substituted should the supplier become unavailable or non-competitive

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NOTE 22 – SUBSEQUENT EVENTS

Notice of Default on Crestmark Note

On January 12, 2017, the Company received a Notice of Default from Crestmark Bank due to the Notice of Default received from Skyview and not maintaining a minimum tangible net worth required. Crestmark Bank held a first priority lien and security interest in all of the Company’s accounts receivable and inventory. On February 2, 2017, the Company satisfied in full all obligations due to Crestmark and received a general release from all indebtedness.

Convertible Note Payable – K Laser International Co., Ltd.

On January 13, 2017, the Company issued a convertible promissory note to K Laser International Co., Ltd. in the amount of $1,000,000. The note is due on December 31, 2017 and bears interest at an annual rate of 8%, compounded monthly. The note is convertible to the Company’s common stock at $5.60 per share prior to a listing on a public exchange. If converted after a listing on a public exchange, the conversion shares shall be calculated as the average of the 7 days closing price.

Amendment to agreement with Loeb and Loeb

In April 2017, the Company amended the agreement with Loeb dated December 16, 2015. See Note 19 for additional information.

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EXHIBIT INDEX

Exhibit No.	Description of Exhibit

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Lawrenceville, of the State of Georgia, on this 1st day of May, 2017.

BOXLIGHT CORPORATION

By:	/S/ JAMES MARK ELLIOTT
James Mark Elliott
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ JAMES MARK ELLIOTT	Chief Executive Officer and Chairman	May 1, 2017
James Mark Elliott	(Principal Executive Officer)

/S/ Henry (“Hank”) Nance	Chief Operating Officer	May 1, 2017
Henry (“Hank”) Nance

/S/ SHERI LOFGREN	Chief Financial Officer	May 1, 2017
Sheri Lofgren	(Principal Financial and Accounting Officer)

/S/ MICHAEL POPE	President and Director	May 1, 2017
Michael Pope

*	Director	May 1, 2017
Tiffany Kuo

*	Director	May 1, 2017
Robin Richards

*	Director	May 1, 2017
Dr. Rudolph Crew

*/S/ JAMES MARK ELLIOTT
James Mark Elliott
Authorized Signatory

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